

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

<u>Via E-mail</u>
Jason Wang
Chief Financial Officer
AutoChina International Limited
No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

> **Re: AutoChina International Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 001-34477**

Dear Mr. Wang:

We have reviewed your response dated January 8, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Liquidity and Capital Resources, page 50</u>

1. We note your response to comment 5 in our letter dated December 10, 2012. In future filings, please highlight for investors as soon as practicable and timely any significant changes to the amounts or timing of capital expenditure projections previously provided along with the substantive reasons for the changes.

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

2. We note your response to comment 7 in our letter dated December 10, 2012, and are reissuing our comment. Please address the following additional questions:

- You state in your response that "[t]he second hand vehicle lease financing transactions apply when a customer would like to purchase a particular used vehicle from a third party or requires financing for a vehicle already owned. During the lease term, the Company (through its VIE) holds the title of the used vehicle and transfers title to the lessee at the end of the lease term." Subsequently in your response, you describe your process of purchasing used vehicles from a seller. Please explain to us the business purpose of obtaining the title of the used vehicles and then entering into lease transactions with customers when it appears you are in substance solely providing financing or lending to the customers for their purchases. If so, it appears you do not need to obtain title and then enter into lease transaction with the customer. Additionally, explain to us what your journal entries and their impact on your financial statements would have looked like if the transactions were accounted for as lending rather than as direct financing leases.

- Please clarify for us the nature of each revenue stream associated with used vehicles.

- Please tell us if the journal entries you provided reflect all used vehicle purchases, sales and financing transactions. We cannot locate the journal entries to reflect the purchase of used vehicles either from third parties or customers and the de-recognition of the vehicles upon entering into the leases. Please provide the complete set of journal entries in your response.

- Please tell us if the $903,000 of revenues you state in your response corresponds to all used vehicle sales and financing activities, and that they represent solely interest income. If not, please explain what other related amounts are and where they are recorded.

- You state that for new commercial vehicle sales, "the difference of the Company's purchase cost and the retail market prices becomes the dealer's profit." You then state with respect to used vehicles that "the Company would not be able to earn a dealers' profit upon the entering into a second hand vehicle lease because it only generates revenue through interest income earned over the lease term." As you purchase used vehicles from sellers, you assess the related fair market value of the vehicle and determine the terms of a sale, we remain unclear what drives the difference in accounting for used and new vehicle sales unless all used vehicles were leased to the customer at the cost they were acquired for. Accordingly, please explain to us why you cannot sell these used vehicles for a profit and can only generate interest income.

- Please explain in detail how title is held by you during leases where a customer is purchasing a vehicle from a third party or requires financing for a vehicle already owned. Please tell us if you purchase the vehicle directly from the third party or customer to acquire the title.

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

3. We note your response to comment 8 in our letter dated December 10, 2012. Please address the following additional questions:

- We note you disclose several other more traditional borrowing arrangements with banks and related parties. Please tell us the business purpose of this transaction, and why you did not seek traditional financing directly with a financial institution or a related party as the purchases and sales of vehicles transactions with the related parties appears to have no substance.

- In your response, you state that the affiliates do not have sufficient internal resources to source commercial vehicles to the Company and therefore you accept the affiliates' note receivables for the purchase. In that regard, explain to us why you were in a better position to obtain financing from third party financial institutions through this arrangement in light of the affiliates' weak financial condition.

- You state in your response that "[t]he nature of the related party transaction is a financing arrangement for up to 6 months through purchases of commercial vehicles from related parties." You state on page F-38 that the Company sold commercial vehicles to these affiliates in return for notes receivable from the affiliates." Please reconcile your apparent conflicting statements.

- You disclose on page F-38 several material amounts of sales and purchases between related parties. Please revise and tell us what those amounts are and how they were ultimately reflected in the financial statements.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Giovanni Caruso
          Loeb & Loeb LLP
          Via E-mail